

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2016

<u>Via Email</u>
Michael Cotoia
Chief Executive Officer
TechTarget, Inc.
275 Grove Street
Newton, Massachusetts 02466

> **Re: TechTarget, Inc.**
> **Schedule TO-I**
> **Filed May 10, 2016**
> **File No. 005-82910**

Dear Mr. Cotoia:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase | Important</u>

1. We note disclosure indicating that the Offer is not being made to, and tendered shares will not be accepted from, stockholders in any jurisdiction where it would be illegal. Please provide your analysis as to how limiting participation in this manner is consistent with Exchange Act Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). Alternatively, revise to state that any security holder remains eligible to tender their securities into the tender offer.

<u>Conditions of the Tender Offer, page 21</u>

2. We note the disclosure in the first paragraph of this section that all of the listed offer conditions may be asserted by the bidder regardless of the circumstances giving rise to such condition. Revise to avoid the implication that you may terminate the Offer based on actions or inactions completely within the control of bidders.

Michael Cotoia
TechTarget, Inc.
May 18, 2016
Page 2

3. We note the last paragraph in this section. The conditions to the offer have been described as being for your sole benefit and waivable "in whole or in part, at any time and from time to time in [y]our reasonable discretion before the Expiration Time." Please confirm your understanding that if an offer condition is triggered, you will notify shareholders whether or not the condition has been waived. In addition, please confirm your understanding that depending on the materiality of a waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.

4. We note the statement on page 2 that the offer is conditioned on "[n]o significant changes in the general political, market, economic or financial conditions in the U.S. or abroad that are reasonably likely to adversely affect [y]our business or the trading in the shares… hav[ing] occurred." This condition does not appear in your discussion of conditions to the offer at page 21. To the extent that this aforementioned condition is a condition to the offer, please note that all offer conditions must be described with reasonable specificity, such that a shareholder can understand the parameters of your offer, and must be objectively determinable. Please revise to remove the implication that conditions are subjectively determinable. For example, please include a materiality standard and make clear the "reasonably likely" determination will only be made in the judgment of a reasonably offeror.

Source and Amount of Funds, page 23

5. State the approximate amount of cash on hand to be used to purchase tendered shares versus the funds that will come from your existing line of credit. See Item 1007(a) of Regulation M-A.

6. Please revise to disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. If there are no such arrangements, please revise to so state. Refer to Item 1007(b) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Bryan J. Pitko, Attorney-Advsior, at (202) 551-3203, or me at (202) 551-3266 with any questions.

Sincerely,

/s/ *Nicholas P. Panos*

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Mark G. Borden
Erika L. Robinson
Wilmer Cutler Pickering Hale and Dorr LLP